FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of NOVEMBER 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News release dated November 24, 2005

2.

Material Change Report dated November 29, 2005 (re: November 24/05 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: December 1, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

REORGANIZATION UPDATE

Vancouver BC – November 24, 2005:  Petaquilla Minerals Ltd.  (“PTQ” or the “Company”) announced today that the Extraordinary Meeting of shareholders to consider its reorganization plan is anticipated to occur in the first half of 2006. The plan would separate PTQ’s precious metal deposits and its exploration lands from its Minera Petaquilla S.A. porphyry copper deposits in north-central Panama, as described in the Company’s news release dated June 29, 2005.

The reorganization is subject to shareholders approving the transaction at the Extraordinary Meeting.

A news release will be issued upon the decision to proceed with the reorganization and an Information Circular containing the pertinent information will be distributed to shareholders in accordance with stock exchange and securities commission rules.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

November 24, 2005

Item 3.

News Release

The Company’s news release dated November 24, 2005, was disseminated by CCN Matthews on November 24, 2005.

Item 4.

Summary of Material Change

The Company announced the Extraordinary Meeting of shareholders to consider its reorganization plan is anticipated to occur in the first half of 2006.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated November 29, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

 1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

REORGANIZATION UPDATE

Vancouver BC – November 24, 2005:  Petaquilla Minerals Ltd.  (“PTQ” or the “Company”) announced today that the Extraordinary Meeting of shareholders to consider its reorganization plan is anticipated to occur in the first half of 2006. The plan would separate PTQ’s precious metal deposits and its exploration lands from its Minera Petaquilla S.A. porphyry copper deposits in north-central Panama, as described in the Company’s news release dated June 29, 2005.

The reorganization is subject to shareholders approving the transaction at the Extraordinary Meeting.

A news release will be issued upon the decision to proceed with the reorganization and an Information Circular containing the pertinent information will be distributed to shareholders in accordance with stock exchange and securities commission rules.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021   Fax: 604-694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.